[Letterhead of Morgan, Lewis & Bockius LLP]
James W. McKenzie, Jr.
215-963-5134
jmckenzie@morganlewis.com
December 13, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0409
Washington, DC 20549

Attention:	Edward M. Kelly, Esq. Senior Counsel Division of Corporation Finance

Re:	Marlin Business Services Corp.
Draft of Pre-effective Amendment 1 to Registration Statement on Form S-3
Submitted November 9, 2005
File No. 333-128330

Drafts of Amendments to Annual Report on Form 10-K for the fiscal year ended
December 31, 2004 and Subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005
Submitted November 9, 2005
File No. 0-50488

Dear Mr. Kelly:
On behalf of Marlin Business Services Corp. (“Marlin,” or the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission in your letter, dated November 17, 2005, to George D. Pelose, Esq. with respect to Marlin’s draft of Pre-effective Amendment 1 to Registration Statement on Form S-3 (File No. 333-128330) (“Amendment 1 to the Universal Shelf Registration Statement”) and Marlin’s drafts of amendments to Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K Amendment”) and subsequent Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005, respectively (together, the “Form 10-Q Amendments”).
In response to your letter, set forth below are your comments in bold followed by our responses to your comments.
Where indicated below, we will include changes to the disclosure in Amendment 1 to the Universal Shelf Registration Statement, Form 10-K Amendment and Form 10-Q Amendments, which we are filing simultaneously with this letter.

Securities and Exchange Commission
Edward M. Kelly, Esq.
December 13, 2005

We have sent to your attention three marked courtesy copies of this letter, Amendment 1 to the Universal Shelf Registration Statement, Pre-effective Amendment 1 to Registration Statement on Form S-3 (File No. 333-128229), the Form 10-K Amendment and the Form 10-Q Amendments.
Draft of S-3/A1
Risk Factors, page 3
1.	We reissue prior comment 28.

Response: Pre-effective Amendment 1 to the Universal Shelf Registration Statement has been revised on page 6 in accordance with the Staff’s comment.
Draft of Amendment to 10-K
Item 9A. Controls and Procedures
2.	Refer to prior comments 23 and 24. Revised disclosure in the third paragraph states that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not designed or functioning effectively at the reasonable assurance level as of December 31, 2004. Thus, remove the language in the first paragraph relating to the level of assurance of your disclosure controls and procedures beginning with the phrase “In designing and evaluating the efficiency of the disclosure controls and procedures.” See section II.F.4. of Release No. 33-8238 that is available on our website at http://www.sec.gov/rules/final/33-8238.

Response: The Form 10-K Amendment has been revised on page 71 in accordance with the Staff’s comment.
Lastly, with regard to our letter to the Staff, dated November 10, 2005, which was in response to the comments of the Staff in a letter, dated October 12, 2005, we would like to clarify our response to comment 1, which comment is set forth below in bold:
When you request acceleration of the shelf registration statement, you should state that Marlin Business Services Corp. or Marlin has no present intent to make the first offering of securities promptly and that Marlin will be making the offering on a delayed basis rather than in reliance on Rule 430A. Alternatively, file a pre-effective amendment to include all of the information about the securities to be offered, plan of distribution, a clean legality opinion, and, if applicable, an underwriting agreement for any securities to be offered promptly in reliance on Rule 430A.
Response: We originally advised the Staff on behalf of the Company that the Company will state in its acceleration request of the Resale Shelf Registration Statement and Universal Shelf Registration Statement, respectively, that it has no present intent to make the first offering of securities promptly and that it will be making the offering on a delayed basis rather than in reliance on Rule 430A. The Company’s position with respect to the Universal Shelf Registration Statement has not changed. However, with respect to the Resale Shelf Registration Statement, we advise the Staff that the Company cannot take a position with

Securities and Exchange Commission
Edward M. Kelly, Esq.
December 13, 2005

regard to the present intent of the selling shareholders to make a first offering of securities because the Company cannot make representations on behalf of the selling shareholders.
If you have any questions, please feel free to contact me at (215) 963-5134 or Janice E. Read at (215) 963-5231.
Very truly yours,
/s/ James W. McKenzie, Jr.
James W. McKenzie, Jr.
JWM/avg
enclosures

cc:	Jennifer R. Hardy, Esq. George D. Pelose, Esq.